CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Senior Floating Rate Notes Due 2037	$20,000,000.00	$2,140.00

Pricing Supplement No. 202
Registration Statement No. 333-131266
Dated February 14, 2007
Filed pursuant to Rule 424(b)(2)

Structured Investments
Opportunities in Interest Rates

February 2007

Senior Floating Rate Notes due 2037
Global Medium Term Notes, Series F

We, Morgan Stanley, are offering the notes described below on a global basis. For the period from and including the original issue date for the notes to but excluding February 23, 2012, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including February 23, 2012 to but excluding the maturity date interest will be payable quarterly at a variable rate equal to the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) 3.00% per annum. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. We have the right to redeem the notes on any interest payment date, beginning February 23, 2012.

F I N AL T E R M S
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000
Pricing date:	February 14, 2007
Original issue date:	February 23, 2007 (6 trading days after the pricing date)
Interest accrual date:	February 23, 2007
Maturity date:	February 23, 2037
Interest rate:

For each interest payment period from and including the original issue date to but excluding February 23, 2012, 8.00% per annum. For each interest payment period from and including February 23, 2012 to but excluding the maturity date, the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) the minimum interest rate.

Reference rate:	10 Year CMT less 2 Year CMT.
10 year CMT:

The “CMT Rate” as determined by reference to Bloomberg page “H15T10Y <Index>”, which page shall replace all references in the prospectus to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 10 years.

2 year CMT:

The “CMT Rate” as determined by reference to Bloomberg page “H15T2Y <Index>”, which page shall replace all references in the prospectus to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 2 years.

Minimum interest rate:	3.00% per annum
Interest payment period:	Quarterly
Interest payment dates:

Each February 23, May 23, August 23 and November 23, beginning May 23, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day but no adjustment will be made to the interest payment period or to any interest payment made on any succeeding business day.

Interest reset dates:	Each February 23, May 23, August 23 and November 23, beginning February 23, 2012.
Interest determination dates:	Two business days prior to each interest reset date.
Day-count convention:	30/360
Redemption percentage at redemption date:	100%
Redemption dates:	February 23, 2012 and each February 23, May 23, August 23 and November 23 thereafter.
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Services Inc.
Denominations:	$1,000 / $1,000
CUSIP:	61745EUH2
Book-entry or certificated note:	Book-entry
ISIN:	US61745EUH25
Common Code:	028802889
Business day:	New York
Listing:	None
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Notes	100%	3.00%	97.00%
	Total	$20,000,000	$600,000	$19,400,000

The notes involve risks not associated with an investment in ordinary floating rate notes. See “Risk Factors” beginning on page 2.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Floating Rate Notes due 2037

Investment Overview

For the period from and including the original issue date for the notes to but excluding February 23, 2012, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including February 23, 2012 to but excluding the maturity date interest will be payable quarterly at a variable rate equal to the greater of (i) the reference rate plus 4.00% per annum (as determined on the applicable interest determination date) and (ii) 3.00% per annum.

The reference rate represents the difference between 10 year CMT and 2 year CMT. Over the final 25 years of the 30 year term of the notes the interest rate on the notes will be determined based on the relationship between long term interest rates and short term interest rates, as referenced by 10 year CMT and 2 year CMT respectively. The relationship between 10 year CMT and 2 year CMT has varied over time as shown in the graph included in “Historical Information” below. We cannot give you any assurance that the relationship between 10 year CMT and 2 year CMT will remain the same into the future.

Beginning February 23, 2012 and on each February 23, May 23, August 23 and November 23 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

■	2 year CMT may be greater than 10 year CMT on any interest determination date. If 2 year CMT is greater than 10 year CMT on any interest determination date, the interest rate on the notes will be less than 4% per annum for the applicable quarterly interest payment period, subject to a minimum interest rate of 3% per annum.Under these circumstances, and even if 10 year CMT is greater than 2 year CMT, it is possible that the interest payment for any quarterly interest payment period determined by reference to the difference between 10 year CMT and 2 year CMT will be less than the amount that would be paid on an ordinary debt security. To the extent that 2 year CMT remains greater than 10 year CMT or that the interest rate on the notes is otherwise less than interest rates in the market at any point, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes prior to the maturity of the notes in 2037. The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

■	The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

February 2007	Page 2

Senior Floating Rate Notes due 2037

Historical Information

The following graph sets forth 10 year CMT, 2 year CMT, the reference rate and the hypothetical interest rate for the notes based on such reference rate, each for the period from January 31, 1987 to January 31, 2007. The historical performance of 10 year CMT, 2 year CMT and the reference rate should not be taken as an indication of their future performance over the final 25 years of the 30 year term of the notes. We cannot give you any assurance that the interest rate for any interest payment period commencing on or after February 23, 2012 will be above the minimum interest rate of 3% per annum. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefore in New York, New York on February 23, 2007, which will be the sixth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

February 2007	Page 3

Senior Floating Rate Notes due 2037

Tax Considerations

Prospective investors should note that the discussion below and the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement do not describe the tax consequences of investing in the Notes for tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined respectively in Section 408 and 408A of the Internal Revenue Code of 1986, as amended. Such investors should consult their own tax advisors regarding the federal tax consequences of investing in and owning the Notes.

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the conditions and limitations set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

U.S. Holders

Please read the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes —Notes Linked to Commodity Prices, Single Notes, Baskets of Notes or Indices” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes. The sections in the accompanying prospectus supplement referred to above are hereafter referred to as the “Tax Disclosure Sections.”

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the Notes on a constant yield basis in each year that they hold the Notes, and pay taxes annually on the amount of accrued OID, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes, as discussed in the accompanying prospectus supplement under the section called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes — Adjustments to Interest Accruals on the Notes.” Any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will generally be treated as ordinary income.

The rate of accrual of OID on the Notes is the “comparable yield” as described in the Tax Disclosure Sections of the accompanying prospectus supplement. We have determined that the comparable yield will be an annual rate of 5.5100% compounded quarterly. For the projected payment schedule, please contact Megan Davenport at (212) 537-2421.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ OID accruals and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Non-U.S. Holders

If you are a non-U.S. investor, please read the discussions under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of investing in the Notes. Subject to the discussion in the accompanying prospectus supplement concerning backup withholding, payments on a Note by us or a paying agent to a Non-U.S. Holder (as defined in the accompanying prospectus supplement) and gain realized by a Non-U.S. Holder on the sale, exchange or other disposition of a Note will not be subject to U.S. federal or income withholding tax, provided that the requirements described under the section called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders — Notes — In General” in the accompanying prospectus supplement are met. Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with a trade or business in the United States. Non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of investing in the Notes.

February 2007	Page 4

Senior Floating Rate Notes due 2037

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Notice to Investors for Notes Offered on a Global Basis

Each purchaser of the notes represents and undertakes to the Issuer, the Agent and each of their affiliates that it has not offered and will not offer the notes to persons in any Member State of the European Economic Area, except that it may offer the notes in any Member State (i) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in instruments, (ii) at any time to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than EUR43,000,000 and (c) an annual turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts, or (iii) at any time in any other circumstances which do not require the publication by the Issuer, the Agent or any of their affiliates of a prospectus pursuant to Article 3 of the Prospectus Directive provided that an offer shall not be treated as not requiring the publication of a prospectus pursuant to Article 3 of the Prospectus Directive solely by virtue of the application of article 3(2)(b) (offers to fewer than 100 natural or legal persons). For the purposes of this provision, the expression "offer" in relation to the notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant Member State.

February 2007	Page 6